UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.3)



                      CERAMICS PROCESS SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   156906109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Benjamin Raphan
                             Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5511
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)



-----------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                  Schedule 13D
CUSIP No. 156906109                                         Page 2 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Norman J. Wechsler


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       N/A


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF  7    SOLE VOTING POWER
     SHARES        1,669,980 (of which 1,500,000 shares of Common Stock
  BENEFICIALLY     are issuable upon conversion of convertible securities
   OWNED BY        of the Issuer).
     EACH     --------------------------------------------------------------
  REPORTING   8    SHARED VOTING POWER
    PERSON                --
     WITH     --------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER
                   1,669,980 (of which 1,500,000 shares of Common Stock
                   are issuable upon conversion of convertible securities
                   of the Issuer).
              --------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
                          --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,669,980 (of which 1,500,000 shares of Common Stock are issuable upon conversion of convertible securities of the Issuer).

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 9 Pages

                                  Schedule 13D
CUSIP No. 156906109                                         Page 3 of 9 Pages




--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WACO PARTNERS


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       N/A


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER
     SHARES         1,669,980 (of which 1,500,000 of Common Stock are
  BENEFICIALLY      issuable upon conversion of convertible securities of
   OWNED BY         the Issuer).
     EACH     --------------------------------------------------------------
   REPORTING   8    SHARED VOTING POWER
    PERSON                --
     WITH     --------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    1,669,980 (of which 1,500,000 shares of Common Stock are issuable upon conversion of convertible securities of the Issuer).

                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                              --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,669,980 (of which 1,500,000 shares of Common Stock are issuable upon conversion of convertible securities of the Issuer).

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 9 Pages

          This Amendment No. 3 amends the Schedule 13D dated November 3, 1994 of Norman J. Wechsler, an individual, and Waco Partners, a partnership ("Waco," and together with Norman J. Wechsler, the "Reporting Persons"), as heretofore amended by Amendment No. 1 thereto dated April 5, 1995 and Amendment No. 2 dated April 2, 1996, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Ceramics Process Systems Corporation (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 2 to the Schedule 13D dated April 2, 1996 of the Reporting Persons. Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 3 also restates certain information previously reported by the Reporting Persons in the
          Schedule 13D, as previously amended, filed in paper format.

Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 111 South Worcester Street, Chartley, Massachusetts 02712.

Item 2.   Identity and Backqround

          (a) Pursuant to Rule 13d-l(f)(1) promulgated under the Exchange Act, this Schedule 13D is being filed by Norman J. Wechsler, an individual, and Waco Partners, a partnership ("Waco"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.


          (b) - (c)

          Norman J. Wechsler

          Mr. Wecheler is principally employed as the Chairman of the Board and President of Wechsler & Co., Inc. a corporation ("WCI"). WCI is a registered securities broker/dealer. The principal business address of Mr. Wechsler is 105 South Bedford Road, Suite 310, Mt. Kisco, New York 10549.

          Waco

          Waco is a partnership engaged in acquiring and holding securities for investment. The principal business address of Waco is 105 South Bedford Road, Suite 310, Mt. Kisco, New York 10549. Pursuant to Instruction C to Schedule 13D, the general partners of Waco are Norman
          J. Wechsler, who has an 88.889% equity interest; Philip

                                Page 4 of 9 Pages

          Glickman, who has a 5.556% equity interest; Richard K. Zeeman, who has a 4.444% equity interest; and Ricky Solomon, who has a 1.111% equity interest. Mr. Wechsler's business address and present principal occupation are set forth above. Mr. Glickman's business address is 105 South Bedford Road, Suite 310, Mt. Kisco, New York 10549. Mr. Glickman is principally employed as Executive Vice President and Director of Sales by WCI at the address indicated above. Mr. Zeeman's business address is 105 South Bedford Road, Suite 310, Mt. Kisco, New York 10549. Mr. Zeeman is principally employed as Executive Vice President, Treasurer and Secretary by WCI at the address indicated above. Mr. Solomon is principally employed as Executive Vice President and Director of Trading by WCI at the following address. Mr. Solomon's business address is 105 South Bedford Road, Suite 310, Mt. Kisco, New York 10549.

          (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f) Each of the individuals named in this Item 2 is a citizen of the United States of America. Waco is a New York partnership.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source and amount of the funds used by the Reporting Persons to purchase the equity security reported in Item 5(c) are as follows:

           Reporting Person     Number of Shares           Amount of Funds          Source of Funds
           ----------------     ----------------           ---------------          ---------------
           Norman J. Wechsler       1,500,000                    -0-                      N/A
                                      169,980                    -0-                      N/A
           Waco Partners            1,500,000                  $750,000             Working Capital
                                      169,980                    -0-                      N/A

         The 1,500,000 shares of Common stock are issuable upon conversion by Waco of certain subordinated convertible notes of the Issuer held by Waco (the "Notes"). The Notes also provide for the issuance of warrants to purchase up to 1,125,000 shares of Common Stock at an exercise price of $.50 per share, upon conversion of


                               Page 5 of 9 Pages
         the Notes on or prior to February 15, 1995 (the "Conversion Warrants"). No additional consideration was paid by the Reporting Persons in respect of the right to acquire the Conversion Warrants or the Common Stock underlying the Conversion Warrants. The Notes were not converted prior to such date. The 169,280 shares of Common Stock were issued to Waco in satisfaction of the Issuer's obligation to pay accrued interest on the Notes which become due in April 1996.

Item 4.  Purpose of Transaction.

         (c) In August 1994, Waco purchased from WCI in a private transaction, for $500,000, a non-convertible subordinated promissory note of the Issuer (the "$500,000 Note"). On October 27, 1994, Waco purchased from the Issuer in a private transaction, a 10% subordinated convertible note of the Issuer in the principal amount of $250,000 (the "$250,000 Note") for a purchase price of $250,000, convertible at the option of Waco into up to 500,000 shares of Common Stock. At the same time, the Issuer entered into an amendment of the $500,000 Note with Waco making the $500,000 Note convertible at the option of Waco into up to 1,000,000 shares of Common Stock, subject to an increase in number of authorized shares of Common Stock of the Issuer. The Issuer has informed Waco that such increase was effected in February 1995.

         The Reporting Persons previously reported the acquisition of an aggregate of 329,601 shares of Common Stock, which shares were to be issued in satisfaction of the Issuer's obligation to pay interest on the Notes. Of such 329,601 shares of Common Stock, only 169,980 shares were actually issued to Waco. Such shares were issued in satisfaction of the Issuer's obligation to pay accrued interest due on the Notes on September 1, 1995. The 159,621 shares of Common stock previously reported to have been acquired in satisfaction of the Issuer's obligation to pay accrued interest due on the Notes on April 1, 1996 were not issued to Waco because the Issuer elected to pay such interest in cash.

         The Notes and the 169,280 shares of Common Stock reported as being beneficially owned by Waco, and by Mr. Wechsler as the managing general partner of Waco, were acquired by Waco for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may convert the Notes, or either of them, into Common Stock, may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of the Notes, or either of them, or all or a portion of the shares of Common Stock that each now owns or hereafter may acquire.

                                Page 6 of 9 Pages

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D of the Exchange Act.


Item 5.  Interest in Securities of the Issuer.

         (a) - (b)

         As of November 1, 1996, 7,917,504 shares of Common Stock were issued and outstanding, as reported on the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.

         Norman J. Wechsler

         Norman J. Wechsler beneficially owns 1,669,980 shares of Common Stock, comprising 17.7% of the issued and outstanding shares of Common Stock, consisting of 1,500,000 shares of Common Stock issuable upon conversion of the Notes held of record by Waco and 169,980 shares of Common stock held of record by Waco. Mr. Wechsler may be deemed to be a beneficial owner of the shares of Common Stock issuable upon conversion of the Notes and the 169,980 shares held by Waco by virtue of being the only person in a position to determine the investment and voting decisions of Waco with respect to such shares.

         As the managing general partner of Waco, Mr. Wechsler has the sole power to vote and dispose of 1,500,000 shares of Common Stock issuable upon conversion of the Notes and the 169,980 shares of Common Stock held of record by Waco.

         Waco

         Waco owns 1,669,980 shares of Common Stock, comprising 17.7% of the issued and outstanding shares of the Common Stock, consisting of 1,500,000 shares of Common Stock issuable upon conversion of the Note and 169,980 shares of Common Stock issued.

         Waco has sole power to vote and dispose of all such shares.

         (c) Other than the receipt of 169,980 shares of Common Stock, there have been no other transactions to be reported.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

         (e) Not Applicable.

                                Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.


                                Page 8 of 9 Pages

                                   SIGNATURES


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 1997


                                            WACO PARTNERS


                                            By:/s/ Norman J. Wechsler
                                               ------------------------
                                               Norman J. Wechsler,
                                               Managing General Partner


                                               /s/ Norman J. Wechsler
                                               ----------------------
                                               NORMAN J. WECHSLER




                               Page 9 of 9 Pages